Sheppard, Mullin, Richter & Hampton LLP 12275 El Camino Real, Suite 100 San Diego, California 92130 858.720.8900 main 858.509.3691 fax www.sheppardmullin.com

May 16 2024

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Energy & Transportation

100 F Street N.E.

Washington, D.C. 20549

Attention:	John Cannarella
Karl Hiller

Re:	LendingTree, Inc.
Form 10-K for Fiscal Year Ended December 31, 2023
Filed February 29, 2024
Comment Letter dated May 3, 2024
File No. 001-34063

Dear Messrs. Cannarella and Hiller:

Our firm represents LendingTree, Inc. (the “Company”). On behalf of the Company, reference is made to the letter from the Staff of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”) dated May 3, 2024, containing comments to the above referenced filing (the “Comment Letter”). As discussed with Mr. Cannarella, due to the Company’s desire to provide a comprehensive response to the Comment Letter, the Company requests additional time to respond. The Company intends to provide a response to the Commission on or before May 31, 2024. Thank you for this courtesy.

Please contact the undersigned at 469-391-7441 should you require any additional information regarding this matter.

Very truly yours,

/s/ Lindsay H. Ferguson

Lindsay H. Ferguson

for SHEPPARD, MULLIN, RICHTER & HAMPTON llp

cc: Douglas Lebda

SMRH:4860-5858-9886.2